Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF) - TSX
(PGH) - NYSE

PENGROWTH ENERGY CORPORATION
REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS

CALGARY, Alberta – March 8, 2011 – Pengrowth Energy Corporation is pleased to report its full year operating and audited financial results for the year ended December 31, 2010. All figures are in Canadian dollars unless otherwise stated.

Pengrowth’s audited consolidated financial statements for the year ended December 31, 2010 and related Management’s Discussion and Analysis can be accessed immediately on Pengrowth’s website at www.pengrowth.com, and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Hard copies of Pengrowth’s complete Annual Report can also be requested free of charge by calling 1-888-744-1111 or requesting copies through www.pengrowth.com.

Highlights

•
On December 31, 2010, Pengrowth completed its conversion from a trust to a dividend paying corporation. Day-to-day business activities remain unchanged by the conversion and Pengrowth Energy Corporation remains managed by the same experienced officers.

•
Pengrowth grew its proved plus probable reserves by 7.7 percent to 318.4 million barrels of oil equivalent (MMboe), demonstrating significant success in execution on both its internal capital development and its strategic acquisition focus throughout 2010. On September 15, 2010, Pengrowth closed the acquisition of Monterey Exploration Ltd. (Monterey). Monterey’s concentrated Montney resource focused assets in the Groundbirch area of northeast British Columbia provided Pengrowth with a deep inventory of operated, low risk drilling opportunities in one of the thickest and most prospective areas of the Montney fairway. At Pengrowth’s Groundbirch Montney play, a new 28 MMcf per day gas plant was successfully commissioned on December 18, 2010.

•	Internal capital development activities and revisions replaced 99 percent of annual production adding 27.1 MMboe of additional proved plus probable reserves.

•	On a reserves per debt adjusted share basis, proved plus probable reserves increased by 5.4 percent to 0.78 boe per share compared to year-end 2009.

•	Production volumes throughout the year were at the mid-point of guidance at 74,693 boe per day. Full year 2011 production guidance of between 74,000 and 76,000 boe per day reflects Pengrowth’s increased focus on organic drilling opportunities to sustain production balanced with an attractive dividend payout.

•
Cost structures came down in 2010, with operating expenses declining by three percent in 2010 ($372 million) as compared to 2009 ($384 million). General and Administrative (G&A) expenses also decreased by 18 percent in 2010 ($51 million) compared to 2009 ($62 million).

•
In 2010, Pengrowth maintained its financial discipline and strengthened its financial capability and flexibility. During 2010, Pengrowth’s distributions declared and capital expenditures were 95 percent of operating cash flow (before changes in working capital) with the remaining cash being used for debt reduction. In May, Pengrowth successfully closed a private placement of U.S. $187 million of notes. Coupled with the renewal of a Cdn $1 billion bank facility with a $250 million expansion feature in October for a three year term, Pengrowth has considerable financial flexibility entering 2011.

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Pengrowth’s board of directors approved a $400 million capital expenditures budget for 2011, up approximately 12 percent from 2010. Over 80 percent of the capital program is focused on oil and liquids rich natural gas projects in the Swan Hills, Olds/Garrington and Lindbergh areas.

Summary of Financial & Operating Results
	Three Months ended December 31			Twelve Months ended December 31
(monetary amounts in thousands, except per share amounts and as otherwise stated)	2010	2009	% Change	2010	2009		% Change
STATEMENT OF INCOME
Oil and gas sales	$340,690	$359,296	(5)	$1,353,283	$1,343,167		1
Net income	$1,937	$50,523	(96)	$230,257	$84,853		171
Net income per share (1)	$0.01	$0.18	(94)	$0.76	$0.32		138
CASH FLOW
Cash flow from operating activities	$137,783	$149,933	(8)	$605,995	$551,350		10
Cash flow from operating activities per share (1)	$0.42	$0.53	(21)	$2.01	$2.09		(4)
Total capital expenditures (2)	$134,296	$51,331	162	$357,704	$216,778		65
Total capital expenditures per share (1)	$0.41	$0.18	128	$1.19	$0.82		45
Distributions paid	$67,413	$66,548	1	$250,640	$334,405		(25)
Distribution paid per unit (1)	$0.21	$0.24	(13)	$0.84	$1.28		(34)
Weighted average number of shares outstanding (000's) (1)	325,515	282,298	15	301,026	264,121		14
BALANCE SHEET
Working capital (deficiency)				$(91,629)	$(217,007	) (3)	(58)
Property, plant and equipment				$4,076,976	$3,789,369		8
Long term debt				$1,024,367	$907,599		13
Shareholders' equity				$3,186,976	$2,795,201		14
Shareholders' equity per share (1)				$9.78	$9.64		1
Currency (U.S.$/Cdn$) (closing rate at period end)				$1.0054	$0.9515
Number of shares outstanding at period end (000's)(1)				326,024	289,835		12
AVERAGE DAILY PRODUCTION
Crude oil (bbls)	21,762	21,948	(1)	21,743	22,841		(5)
Heavy oil (bbls)	6,673	7,235	(8)	6,789	7,551		(10)
Natural gas (mcf)	218,044	232,682	(6)	219,302	237,217		(8)
Natural gas liquids (bbls)	10,177	9,564	6	9,611	9,590		0
Total production (boe)	74,953	77,529	(3)	74,693	79,518		(6)
TOTAL PRODUCTION (Mboe)	6,896	7,133	(3)	27,263	29,024		(6)
AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)	$74.98	$75.79	(1)	$75.04	$72.36		4
Heavy oil (per bbl)	$60.42	$62.16	(3)	$60.22	$52.72		14
Natural gas (per mcf)	$4.87	$5.45	(11)	$5.00	$5.14		(3)
Natural gas liquids (per bbl)	$56.74	$54.52	4	$56.99	$42.12		35
Average realized price per boe	$49.01	$50.35	(3)	$49.34	$46.19		7
(1)
Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust. References to "shares", "shareholder" and "dividends" should be read as references to "trust units", "trust unitholder" and "distributions" respectively for periods prior to December 31, 2010.

(2)	Total capital expenditures excluded Drilling Royalty Credits ("DRCs")
(3)	Includes $157.5 million current portion of long term debt.

Reserves Information

For further information on Pengrowth’s December 31, 2010 reserves, please see the 2010 Year End Reserves news release dated March 8, 2011 and Pengrowth’s Annual Information Form dated March 8, 2011, which are available at www.pengrowth.com, and which have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Production

Daily production for 2010 averaged 74,693 boe per day, a six percent decrease when compared to an average of 79,518 boe per day in 2009. The decrease in production year-over-year is largely a result of anticipated production declines and property divestitures in late 2009.  Fourth quarter average production was 74,953 boe per day, a three percent increase from the third quarter’s average production of 72,704 boe per day. Fourth quarter volumes were positively affected by production associated with the Monterey assets acquired in mid-September and the start-up of Groundbirch production in mid-December. Also positively impacting the fourth quarter was production from development activities, particularly in the Swan Hills area at Deer and House Mountain, and Cardium production at Harmattan.

Pengrowth’s 2011 capital program is designed to at least sustain average daily production volumes of between 74,000 and 76,000 boe per day.

Cash Flow

Cash flow from operating activities, before working capital changes, was approximately $131 million ($0.40 per share) in the fourth quarter compared to $143 million ($0.48 per share) in the third quarter. For the full year 2010, cash flow from operating activities before working capital changes totalled $596 million ($1.98 per share), a two percent increase as compared to $584 million ($2.21 per share) for 2009. The year-over-year increase is largely due to higher liquids commodity prices in 2010 compared to 2009 and combined lower operating and G&A expenses in 2010, partially mitigated by lower production volumes and higher royalty expenses.

Operating Expenses

Operating expenses of $109 million ($15.77 per boe) in the fourth quarter of 2010 were approximately 28 percent higher than the third quarter of 2010 (24 percent on a per boe basis). During the fourth quarter, operations teams focused on proactive maintenance in winter access areas (approximately $5 million), and were able to accelerate one time proactive maintenance work (approximately $4 million). In addition, the fourth quarter operating expenses were impacted by prior period adjustments, higher power costs, continued subsurface maintenance activity, particularly at Judy Creek and additional operating costs from the conventional properties purchased with Monterey. Continued effort in overall expense reduction coupled with the absence of unfavourable prior period adjustments received in 2009, resulted in lower operating expenses of $372 million in 2010 compared to $384 million in 2009.

2011 operating expenses are forecast to be $370 million or $13.54 per boe, essentially flat with 2010. Electric power costs comprise approximately 40 percent of Pengrowth’s operating costs. Pengrowth expects that power costs will remain essentially flat when compared to 2010 and will continue to actively manage these costs through its power shedding and hedging programs.

Development Capital

Pengrowth’s 2010 total capital spending, excluding acquisitions and before deducting Alberta Drilling Royalty Credits, totalled approximately $358 million versus $217 million in 2009. Approximately 85 percent of the capital was spent on drilling, completions and facilities with Pengrowth participating in the drilling of 214 gross (128 net) wells in 2010. The increased spending in 2010 accompanied Pengrowth’s transition to a dividend paying corporation with an increased focus on developing operated resource plays in the Western Canadian Sedimentary Basin (WCSB).

Pengrowth currently anticipates a 2011 capital program of $400 million with approximately 80 percent of the program targeting oil and liquids rich projects. This increase is indicative of the expanded breadth and depth of Pengrowth’s drilling inventory.

Commodity Prices & Risk-Management Activities

Pengrowth’s average realized price per boe in 2010, including realized risk management activities, increased seven percent to $49.34 versus $46.19 per boe in 2009. Both light oil and heavy oil prices, including realized risk management activities, increased to $75.04 and $60.22 per boe, respectively, from 2009 prices of $72.36 and $52.72 per boe, respectively. Natural gas prices including realized risk management activities declined to $5.00 per mcf in 2010 from $5.14 per mcf in 2009. Realized commodity risk management gains of approximately $19 million were recorded in the fourth quarter of 2010 and $75 million for the full year 2010, down from $28 million in the fourth quarter 2009 and $171 million for the full year 2009. Including hedges put in place in early 2011, Pengrowth has hedged approximately 40 percent of its forecasted 2011 total liquids production and 22 percent of its forecasted total natural gas production at an average price of Cdn $90.44 per bbl and Cdn $5.71 per MMBtu, respectively.

Annual General Meeting

Pengrowth is also pleased to announce that its 2011 Annual Meeting of shareholders will be held on May 5, 2011 at 3:00 p.m. (Calgary time) at the Eau Claire Market Cinemas located at 200 Barclay Parade S.W., Calgary, Alberta, Canada. Information circulars and proxy forms pertaining to this meeting are expected to be mailed out to shareholders of record as of March 21, 2011 in the first week of April.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying oil and gas company, which originally operated as an income trust under the name Pengrowth Energy Trust until its conversion to a corporation on December 31, 2010. Pengrowth Energy Corporation’s focus is to create value with the drill bit by drilling operatad, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional and unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol PGF and on the New York Stock Exchange under the symbol PGH.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Advisory Regarding Reserves and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, reserve life index, and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ Petroleum Consultants Ltd.’s January 1, 2011 forecast prices and costs as disclosed herein.

Caution Regarding Engineering Terms

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 Mcf: 1 boe).  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

In addition, Pengrowth uses the following frequently recurring industry terms in this press release: “bbls” refers to barrels, “Mbbls” refers to a thousand barrels, “Mboe” refers to a thousand barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to; 2011 production expectations, reserves, expected capital expenditures and available credit facilities. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information contained in this press release are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding its property holdings, its ability to obtain labour and equipment in a timely manner to carry out development activities, its ability to market its oil and natural gas successfully to current and new customers, the impact of increasing competition, its ability to obtain financing on acceptable terms and its ability to add production and reserves through its development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to its operations, and its ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; Pengrowth's ability to access external sources of debt and equity capital, the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found in Pengrowth’s most recent Management Discussion and Analysis and under "Risk Factors" in Pengrowth's most recent Annual Information Form, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of  Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including its most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at  www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on Pengrowth’s forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of proved, proved plus probable and possible reserves, as well as contingent resources.  The SEC permits, but does not require the inclusion of estimates of probable and possible reserves in filings made with it by United States oil and gas companies.  The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.